Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Eighth Meeting of the Third Session of the Board of Directors
The eighth meeting (the “Meeting”) of the third session of the Board of Directors of the Company (the “Board”) was held on August 25, 2010 at the conference room located on Floor A18 in China Life Plaza. The directors were notified of the Meeting by way of a written notice dated August 11, 2010. Out of the Company’s 11 directors, 10 directors attended the Meeting, including Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei, Sun Changji, Bruce D. Moore and Anthony Francis Neoh, independent directors of the Company. Miao Jianmin, non-executive director of the Company, was on leave and authorized in writing, Shi Guoqing, non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yang Chao. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:
1. Approved the A Share Interim Report for the Year of 2010 (the “A Share Interim Report”), the H Share Interim Report for the Year of 2010 (the “H Share Interim Report”) of the Company and relevant summaries.
After review and discussion, the Board approved the A Share Interim Report, the H Share Interim Report, Summary of the A Share Interim Report and the Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2010.
Voting result: 11 for, 0 against, with no abstention
2. Passed the Proposal on the Solvency Report for the Six Months Ended June 30, 2010.
Voting result: 11 for, 0 against, with no abstention
3. Passed the Proposal on the Amendments to the AOA.
The Board consented to submit the Proposal on the Amendments to the AOA to the General Meeting of Shareholders of the Company, and asked the General Meeting of Shareholders to authorize the Chairman or his representative to, in accordance with requirements raised by relevant regulatory agencies and stock exchanges in jurisdictions where the Company is listed, make revisions to such proposal as he deems necessary and appropriate when such proposal is still subject to approval.

Commission File Number 001-31914
Please see Appendix 1 for the contents of the Proposal on the Amendments to the AOA.
Voting result: 11 for, 0 against, with no abstention
4. Passed the Proposal on the Rules of Procedures for the Office of the President (General Manager and Manger) of the Company.
Voting result: 11 for, 0 against, with no abstention
5. Passed the Proposal on the Review of the Internal Audit Work of the Company.
Voting result: 11 for, 0 against, with no abstention
6. Passed the Proposal on Nominating Xu Hengping as the Chief Operating Officer of the Company
The Board agreed to appoint Xu Hengping as the Chief Operating Officer of the Company. Independent directors of the Company gave independent opinions to agree on this proposal. Please see Appendix 2 for resume of Xu Hengping.
Appendix 1: Proposal on the Amendments to the AOA
Appendix 2: Resume of Mr. Xu Hengping
Board of Directors of China Life Insurance Company Limited
August 25, 2010

Commission File Number 001-31914
Appendix 1:
Proposal on the Amendments to the AOA
1. Article 123 of the AOA
Original clause:
The Company shall have a Board of Directors. The Board of Directors shall consist of thirteen (13) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice-chairman.
Of the thirteen (13) directors, there shall be at least one (1) non-executive director, and at least one third of the thirteen (13) directors shall be independent directors.
Reason to amend:
Currently, the Board of Directors of the Company consists of 11 directors, so the numbers of directors shall be amended accordingly.
Revised clause:
The Company shall have a Board of Directors. The Board of Directors shall consist of eleven (11) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice-chairman.
Of the eleven (11) directors, there shall be at least one (1) non-executive director, and at least one third of the eleven (11) directors shall be independent directors.
2. Article 140 of the AOA
Original clause:
The Board of Directors is accountable to the shareholders in general meeting and exercises the following functions and powers:
...
(8) to determine, to the extent authorized by the shareholders’ general meeting, on such matters as the external investments, purchase or sale of assets, charge on assets, external guarantees, entrusted banking, connected transactions and employee equity-based incentive plans of the Company.
...
Reason to amend:
According to Article 40 of the Guidelines for the Articles of Association of Listed Companies by China Securities Regulatory Commission, “the general meeting of shareholders is the power authority of a company, it has the following powers: ... (15) to review the equity incentive plan;...Note: the aforesaid powers of the general meeting of shareholders shall not be exercised by the Board of Directors or other agencies or individuals through authorization.” To comply with such provision, the “employee equity-based incentive plan” under sub-clause (8) shall be deleted.
Revised clause:
The Board of Directors is accountable to the shareholders in general meeting and exercises the following functions and powers:
...

Commission File Number 001-31914
(8) to determine, to the extent authorized by the shareholders’ general meeting, on such matters as the external investments, purchase or sale of assets, charge on assets, external guarantees, entrusted banking and connected transactions of the Company.
...
3. Article 7 of the Rules of Procedures for the Board of Directors attached as Appendix 2 of the AOA
Original clause:
The Board of Directors has the personnel management authority over senior officers, including:
...
(2) The following matters may be approved by the Board of Directors without being subject to approval by the general meeting of shareholders.
...
4. to decide on the remuneration and bonus for the senior officers, and to establish stock option incentive plans (or similar plans) of the Company;
...
Reason to amend:
According to Article 40 of the Guidelines for the Articles of Association of Listed Companies by China Securities Regulatory Commission, “the general meeting of shareholders is the power authority of a company, it has the following powers: ... (15) to review the equity incentive plan;...Note: the aforesaid powers of the general meeting of shareholders shall not be exercised by the Board of Directors or other agencies or individuals through authorization.” To comply with such provision, “and to establish stock option incentive plans (or similar plans) of the Company” under item 4 of Clause (2) shall be deleted.
Revised clause:
The Board of Directors has the personnel management authority over senior officers, including:
...
(2) The following matters may be approved by the Board of Directors without being subject to approval by the general meeting of shareholders
...
4. to decide on the remuneration and bonus for the senior officers of the Company;
...
4. Article 11 of the Rules of Procedures for the Board of Directors attached as Appendix 2 of the AOA
Original clause:
The Company’s Board of Directors shall consist of thirteen (13) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice-chairman. Of the thirteen (13) directors, there shall be at least one (1) non-executive director, and at least one third of the thirteen (13) directors shall be independent directors.
Reason to amend:
Currently, the Board of Directors of the Company consists of 11 directors, so the numbers of directors shall be amended accordingly.
Revised clause:
The Company’s Board of Directors shall consist of eleven (11) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice-chairman. Of the eleven (11) directors, there shall be at least one (1) non-executive director, and at least one third of the eleven (11) directors shall be independent directors.

Commission File Number 001-31914
Appendix 2: Resume of Mr. Xu Hengping
Xu Hengping was born in 1958, a Chinese citizen. Since April 2007, Mr. Xu has been the general manager of the branch company of Fujian Province of the Company, has served as a deputy general manager of the same branch company since December 12, 2002 and has been the assistant to the general manager of the same branch company since September 1998. In 2004, Mr. Xu graduated from the Networking School of Hunan University with a major in Finance. Mr. Xu is a senior economist, and has over 30 years of experience in the operation of life insurance business and the management of insurance business.